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Fax: 212 728 8111

October 6, 2009

VIA EDGAR

Michael Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Trust (the “Trust”)
File No. 333-161669
Registration Statement on Form N-14 Filed on September 1, 2009

Dear Mr. Kosoff:

This letter responds to comments on the above-referenced Registration Statement on Form N-14 (the “Registration Statement”) that you provided to the undersigned on September 24, 2009.  The Registration Statement relates to the proposed acquisition by the International Equity Flex III Portfolio, a series of the Trust, of all of the assets and liabilities of each of the International Equity Flex I Portfolio and the International Equity Flex II Portfolio, each a series of the Trust, in exchange for shares of the International Equity Flex III Portfolio.

For your convenience, the substance of your comments has been restated below in italicized text.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:            Please explain supplementally why significant changes to the Portfolios were made immediately before a proposed merger instead of allowing shareholders to decide whether to merge the Acquired Portfolios as they were before May 1, 2009 into the Acquiring Portfolio.

Response:             As part of a review of the ongoing viability of the Portfolios, Credit Suisse proposed changes to the investment strategies of each of the Portfolios in February 2009.  The changes were presented to and approved by the Board of Trustees at a meeting held in February 2009.  In a supplement to the Portfolios’ prospectuses and statements of additional information dated February 24, 2009, Portfolio shareholders were notified of the strategy changes and the fact that they were scheduled to take effect on or about May 1, 2009.  The supplement also disclosed that the Board of Trustees intended to consider the consolidation of the Portfolios into a single Portfolio at its May meeting, assuming each Portfolio had sufficient assets at such time to justify consolidation with the other Portfolios.  Credit Suisse anticipated that some of the Portfolios might have insufficient assets to justify a merger, because it expected that each Portfolio might experience redemptions during the shareholder notice period from shareholders that did not wish to invest in the Portfolio under the new investment strategies.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:            Please explain supplementally why the Board chose the Flex III Portfolio as the Acquiring Portfolio.

Response:             As shown in the Capitalization Table on page 13 of the Prospectus/Proxy Statement, as of September 18, 2009, the Flex III Portfolio had net assets of $71,175,491 million, which was significantly greater than the net assets of each Acquired Portfolio.  Accordingly, the Board considered that it would be appropriate to propose the Flex III Portfolio as the Acquiring Portfolio.

Comment No. 3:            In the “Q&A” section, please clarify in the answer to the “What Will Happen to Portfolio Expenses?” question that net expenses reflect any voluntary fee waivers and expense reimbursements.

Response:             Disclosure has been added to the above-referenced answer clarifying that net expenses reflect voluntary fee waivers and expense reimbursements.

Comment No. 4:            Please explain why the expenses shown in the answer to the “What Will Happen to Portfolio Expenses?” question in the “Q&A” section differ from the expenses shown in most recent semi-annual report for the period ended June 30, 2009.

Response:             The expense ratios shown in the answer to the above-referenced question are estimated for the fiscal year ending December 31, 2009 based on actual expenses incurred during the six-months ended June 30, 2009 and assets levels as of June 30, 2009 and taking into consideration the strategy change that became effective on May 1, 2009.  The expenses shown in the most recent semi-annual report for the period ended June 30, 2009 are annualized expenses based on actual expenses incurred during the six-months ended June 30, 2009.

Comment No. 5:            Please explain the role of The Altman Group in the answer to the “Whom Do I Call for More Information?” question in the “Q&A” section.

Response:             The requested disclosure has been added.

Comment No. 6:            With regard to the discussion of tax consequences in the “Summary” section, please explain supplementally the possible application of transfer taxes as described in Section 1.6 of the Agreement.  If a transfer tax is anticipated, disclose the possible direct or indirect imposition of this tax.

Response:             The Registrant does not anticipate that the Portfolios will incur any transfer taxes in connection with the proposed Acquisitions.

Comment No. 7:            Please explain why estimated expenses are being used in the Fee Tables.

Response:             Because each Portfolio underwent significant changes to its investment strategies, to more accurately portray what actual expenses will be the Registrant included estimated expenses for the fiscal year ending December 31, 2009 (consistent with the manner in which new funds present expenses in accordance with Instruction 6 of Item 3 of Form N-1A).

Comment No. 8:            Please include the footnote required by Instruction 3(d)(ii)(B) to Item 3 of Form N-1A in the Fee Tables.

Response:             The following footnote has been added to the Fee Tables: “The information in the fee table is estimated for the fiscal year ending December 31, 2009 in order to reflect anticipated expenses.”

Comment No. 9:            Please reconcile the “other expenses” listed in the Registration Statement for each Acquired Portfolio with the “other expenses” listed for each Portfolio in its most recent prospectus.

Response:             The “other expenses” for each Portfolio listed in the Registration Statement are estimated for the fiscal year ending December 31, 2009 based on actual expenses incurred during the six-months ended June 30, 2009 and assets levels as of June 30, 2009.  The “other expenses” for each Portfolio listed in its most recent prospectus are based on actual expenses incurred during the fiscal year ended December 31, 2008 and assets levels as of December 31, 2008.

Comment No. 10:          In footnote 3 to the Fee Tables relating to the Acquisition of the Flex II Portfolio and relating to the Acquisition of both Acquired Portfolios, please revise the management fee for the Flex II Portfolio to 0.00%, instead of a negative percentage, and adjust other expenses accordingly.

Response:             The requested revisions have been made.

Comment No. 11:          Please make it clear that the table under footnote 3 to each Fee Table is part of footnote 3.  Please ensure that such table is indented and less prominent than the corresponding Fee Table.

Response:             The requested changes have been made.

Comment No. 12:          In the “Reasons for the Acquisition” section, please revise Item 2 for readability.

Response:             The requested revisions have been made.

Comment No. 13:          Item 10 in the “Reasons for the Acquisitions” section states that “the reasonable, ordinary expenses of each Acquisition will be borne by Credit Suisse or its affiliates.”  Please clarify what would not be a considered a “reasonable, ordinary expense.”

Response:             Expenses not normally incurred in connection with reorganizations of mutual funds would be considered extraordinary.  If a lawsuit or proxy contest were commenced in connection with an Acquisition, for example, Credit Suisse is not agreeing that it would assume all expenses of those matters.

Comment No. 14:          Please complete the Capitalization table.

Response:             The Capitalization table has been completed.

Comment No. 15:          With respect to the “Capitalization” table, please include a footnote explaining the meaning of the “Pro Forma Adjustments” column.

Response:             The requested footnote has been added.

Comment No. 16:          In the first paragraph of the “Comparison of Investment Objectives and Policies” section, please delete the reference to “qualified in its entirety.” As an alternative to such reference, a sentence referring shareholders to the Prospectus and Statement of Additional Information may be included.

Response:             The reference in the above-reference paragraph to “qualified in its entirety” has been deleted and the following sentence has been added at the end of the paragraph: “Please refer to such Prospectuses and Statements of Additional Information for more information.”

Comment No. 17:          In the fourth paragraph of the “Voting Information” section, please disclose any expenses that will be borne by shareholders.

Response:             The disclosure in the above-referenced paragraph includes a parenthetical that specifies that extraordinary expenses not normally associated with transactions like the Acquisitions will not be borne by Credit Suisse or its affiliates.  The disclosure in the parenthetical has been expanded to provide examples of extraordinary expenses.

Comment No. 18:          In the “Voting Information” section, please make the language regarding the procedures for revoking voting instructions with the emphasized language at the bottom of page 2 of the Notice of Joint Special Meeting of Shareholders.

Response:             The requested change has been made.

Comment No. 19:          As the Portfolios are each a series of the Trust and to the extent it is accurate, please include a statement that the rights of security holders are the same for both the Acquiring Portfolio and each Acquired Portfolio.

Response:             The requested disclosure is included in the second paragraph under the section entitled “Information on Shareholders’ Rights.”

Comment No. 20:          Please ensure the financial statements incorporated by reference into the Statement of Additional Information are in compliance with Article 3-18 of Regulation S-X.

Response:             The Semi-Annual Report for each Portfolio and the financial statements included therein will be incorporated by reference into the Statement of Additional Information, in addition to the Annual Report for each Portfolio which had already been incorporated by reference.

Comment No. 21:          Please include pro forma financial statements in the Statement of Additional Information.

Response:             Pro forma financial statements will be included in the Statement of Additional Information.

Comment No. 22:          Please file the consent of the independent registered public accounting firm as an exhibit in the Part C.

Response:             The consent of the independent registered public accounting firm will be filed as an exhibit.

Comment No. 23:          Please provide the Tandy Representations.

Response:             The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	J. Kevin Gao, Esq., Credit Suisse Asset Management, LLC
Rose DiMartino, Esq., Willkie Farr & Gallagher LLP
Jonathan Burwick, Esq., Willkie Farr & Gallagher LLP